
02069121

11/21

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Prima Developments Ltd.

*CURRENT ADDRESS 200 - 20351 Duncan Way
Langley B.C. V3A 7N3
Canada

**FORMER NAME

**NEW ADDRESS


PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

FILE NO. 82- 34703 FISCAL YEAR 6/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE: 1/21/03

02 NOV 21 AM 11:25

82-34703

AR/S
6-30-01

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X_ **Schedule A**
____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: PRIMA DEVELOPMENTS LTD.

ISSUER'S ADDRESS: 200 - 20351 Duncan Way
Langley, B.C.
V3A 7N3

ISSUER TELEPHONE NUMBER: (604) 532 - 5311
ISSUER FAX NUMBER: (604) 532 - 5377

CONTACT PERSON: ROLAND LANGSET

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 532 - 5311

FOR QUARTER ENDED: June 30, 2001

DATE OF REPORT: November 8, 2001

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

(signed) *ROLAND LANGSET* 2001/11/08
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

(signed) *AARON LANGSET* 2001/11/08
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

AUDITORS' REPORT

To The Shareholders of Prima Developments Ltd:

We have audited the consolidated balance sheet Prima Developments Ltd. as at June 30, 2001and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles us ed and significant estima tes made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

Vancouver, BC
September 7, 2001

"Buckley Dodds"
Chartered Accountants

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2001

ASSETS

	2001	2000
CURRENT		
Cash	$ 32,175	$ 38,086
Barter trade currency (Note 4)	5,254	12,160
Accounts receivable	79,338	23,583
GST receivable	21,807	-
Inventory	41,237	44,699
Prepaid expenses	2,412	2,412
	182,223	120,940
DUE FROM AFFILIATES (Note 5)	316	229
CAPITAL ASSETS (Schedule 1)	34,385	39,287
PATENTS & FORMULAS, net of amortization	6,378	8,671
	$ 223,302	$ 169,127

LIABILITIES

	2001	2000
CURRENT		
GST Payable	$ -	$ 4,681
Payables and accruals	258,136	73,480
Current portion of promissory notes (Note 8)	5,362	27,696
Due to related parties (Note 6)	67,088	40,088
	330,586	145,945
DUE TO AFFILIATE (Note 7)	68,363	10,623
PROMISSORY NOTES (Note 8)	233	2,358
DEBT INSTRUMENTS (Note 9)	933,138	299,200
	1,332,320	458,126
MINORITY INTEREST (Note 10)	-	-

SHARE CAPITAL AND DEFICIT

	2001	2000
SHARE CAPITAL (Note 11)	5,241,853	5,180,433
DEFICIT	6,350,871	5,469,432
	(1,109,018)	(288,999)
APPROVED BY DIRECTORS	$ 223,302	$ 169,127

"Roland Langset" Director

"Aaron Langset" Director

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE YEAR ENDED JUNE 30, 2001

	2001	2000
DEFICIT, beginning of year	$ 5,469,432	$ 4,861,196
NET LOSS FOR THE YEAR	881,439	608,236
DEFICIT, end of year	$ 6,350,871	$ 5,469,432

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2001

	2001	2000
SALES	$ 433,260	$ 360,067
COST OF SALES (Schedule 2)	282,860	130,817
GROSS PROFIT	150,400	229,250
EXPENSES		
Salaries	219,584	158,520
Consulting fees (Schedule 2)	176,512	171,213
Advertising and promotion	109,916	41,775
Rent	93,183	84,785
Professional fees	93,460	67,960
Management fees	90,000	97,000
Bank charges and interest	57,478	18,234
Office	45,220	55,272
Auto and travel	41,117	39,414
Telephone and utilities	33,325	26,523
Royalties and referral fees	26,399	52,413
Subcontractors	16,436	2,892
Filing and transfer fees	11,212	14,533
Amortization	9,395	17,845
Revenue participation fees	6,237	1,353
Director fees	5,500	4,050
Commission	3,923	11,720
Insurance	2,767	2,958
Repairs and maintenance	1,539	1,257
License and dues	1,343	2,045
Research and development	1,127	2,650
Administrative fees	-	2,934
Bad debts	-	56
	1,045,673	877,402
LOSS FROM OPERATIONS	(895,273)	(648,152)
OTHER INCOME (EXPENSES)	13,834	(6,441)
	(881,439)	(654,593)
MINORITY INTEREST (Note 10)	-	46,357
NET LOSS FOR THE YEAR	$ (881,439)	$ (608,236)
LOSS PER SHARE	$ (0.09)	$ (0.09)

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2001

	2001	2000
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net loss for the year	$ (881,439)	$ (608,236)
Items not involving cash		
Amortization	9,395	17,845
	(872,044)	(590,391)
Changes in non-cash working capital items		
Accounts receivable	(55,755)	26,727
GST receivable/payable	(26,488)	9,602
Inventory	3,462	(22,770)
Payables and accruals	184,656	(59,843)
Barter trade currency	6,906	(12,160)
	(759,263)	(648,835)
FINANCING ACTIVITIES		
Promissory note	(24,459)	(7,146)
Minority interest	-	(44,169)
Issuance of common shares	61,420	522,936
Due to related parties	27,000	(2,477)
Debt instruments	633,938	299,200
	697,899	768,344
INVESTING ACTIVITIES		
Advance to an affiliate	57,654	(218,988)
Purchase of capital assets	(2,000)	128
Purchase of patents	(201)	-
	55,453	(218,860)
INCREASE (DECREASE) IN CASH	(5,911)	(99,351)
CASH, beginning of year	38,086	137,437
CASH, end of year	$ 32,175	$ 38,086

See accompanying notes to the audited financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the Canadian Venture Exchange and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietory ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface which reflects sunlight and seals out rain, ice, snow, or moisture. The second company ECI Envirocoatings (Canada) Inc. (ECI), (formerly, ECI Envirocoatings (Langley) Inc.) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in ot her than normal course of business and at amounts different from those in t he accompanying financial statements.

Because of the ongoing operating losses of the past years and the negative working capital, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Canada) Inc. ("ECI") (Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Leasehold Improvements	3 Years Straight Line
Patent and Formulas	10 Years Straight Line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange which consists of a membership who purchases or sells goods or services using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE FROM AFFILIATES

These amounts are payable on demand from co mpanies which hold a non-controlling interest in ETI. These amounts are non-interest bearing.

NOTE 6 DUE TO RELATED PARTIES

Due to related parties represent amounts payabl e to directors and are without interest and specific terms of repayment.

NOTE 7 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any in terest nor have any specific terms of repayment.

NOTE 8 PROMISSORY NOTES

Promissory notes represent a series of notes bearing interest at 10% annually. These notes are repaid monthly and have various end dates.

	2001	2000
Promissory notes	$ 5,595	$ 30,054
Less: Current portion	(5,362)	(27,696)
	$ 233	$ 2,358

NOTE 9 DEBT INSTRUMENT

ECI Envirocoatings (Canada) Inc., the second company in which the company owns a controlling interest has raised capital in the year through two offerings. The first was an offering of preference shares that are redeemable and retractable at the holders option. In the year a portion of the shares have been redeemed. The second offering was for units which consist of non-voting Class B and Class C shares. The Class B shares are redeemable, carry a fixed annual cumulative dividend of $0.02 per share and are convertible to Class A shares. Their value is nominal. The Class C shares are non-voting, carry no dividend rights, and are to be redeemed at a rate of 10% per annum.

The ECI preference shares and Class C shares noted above meet the definition of a financial liability under Section 3860 of the CICA Handbook and as such have been accounted for as a debt instrument on the consolidated financial statements.

NOTE 10 MINORITY INTEREST

The minority interest in the losses of ETI and ECI for the years ended June 30, 2000 and 2001 have been recognized to the extent they reduce the value of the non-controlling interest's common shares to nil. Where the losses applicable to the minority interest of ETI exceed the minority interest in the comm on shares and equity financial instruments of ETI, the excess and any further losses applicable to the minority interest have been allocated solely to the parent's interest. Subsequent earnings shall be allocated entirely to the parent's interest until such previously absorbed losses are recovered.

NOTE 10 MINORITY INTEREST (CONTINUED)

The June 30, 2000 financial statements included a deposit on shares in ECI in the minority interest as it was thought to represent an equity instrument at that time. In the 2001 fiscal year this deposit on shares was converted to ECI Preferred shares that were redeemable and retractable, as well as prom issory notes. As these have been accounted for as a debt instrument in the current year (see note 9) the balance in minority interest in the prior period has been restated. The effect of the change reduces the amount of the loss for the 2000 fiscal year that was attributed to the minority interest.

NOTE 11 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:

	2001		2000	
	NUMBER OF SHARES	VALUE	NUMBER OF SHARES	VALUE
Balance, Beginning of Year	9,425,930	$ 5,180,433	3,951,286	$ 4,657,497
Issued for Performance	-	-	750,000	7,500
Issued for cash Private Placement	353,477	61,420	4,724,644	515,436
Balance, end of year	9,779,407	$ 5,241,853	9,425,930	$ 5,180,433

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration fo r reorganizing efforts. Under the terms of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rule s and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

NOTE 11 SHARE CAPITAL (CONTINUED)

c) Warrants

On the issues of shares pursuant to private placements in 1999 and 2000, 5,476,193 warrants to purchase up to 5,476,193 common shares of the company are as follows:

Number of Warrants	Excise Price	Expiry Date
1,236,667	$ 0.18	September 20, 2001
4,239,526	$ 0.14	March 27, 2002

Subsequent to the year end and before the expiring date of September 30, 2001 1,236,667 warrants were exercised at $0.18. Also, 201,667 warrants were exercised at $0.14 between July 1, 2001 and September 7, 2001.

d) Stock Options

At June 30, 2000 the company issued 787,000 stock options to certain directors, officers and employees to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, holders of 299,200 preferred shares of ECI Envirocoatings (Canada) Inc. have been grant ed the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at the time of the exchange le ss a discount of 15% subject to a minimium price of $0.15 per share.

NOTE 12 RELATED PARTY TRANSACTIONS

a) During the year, $90,000 (2000-$97,000) was paid to a director or to companies controlled by a director for management fees, administration and consultation services.

b) During the year, $26,399 (2000-$89,913) was paid or payable to a director of the Company for royalties as described in Note 16 (a).

c) During the year, $5,500 (2000-$3,250) was paid to directors of the Company as director fees.

d) During the year, $131,165 (2000-$120,800) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST payable, payables and accruals, due to related parties and debt instruments, the terms and conditions of which have been described in the notes.

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Since the Company does not have any significant international trading, it does not use derivative financial instruments or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivable. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2001

NOTE 14 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shares. The consideration consisted of $25,700 which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisition of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI which has reduced Prima's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

(ii) For purposes of this transaction, the deemed consideration paid by "Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$ 208
Accounts receivable	18,203
GST receivable	15,190
Inventory	22,000
Prepaid expenses	2,412
Due from an afiliate	57,293
Capital Assets	40,862
Patents and Formulas	13,259
Accounts payable	(67,765)
Due to related parties	(27,426)
	74,236
Less: minority interest	(48,536)
	$ 25,700

NOTE 15 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2002	$ -	$ 205,608	$ 97,362
2003	-	75,000	-
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
2008	549,657	232,166	90,205
	$ 922,712	$3,019,522	$ 946,524

NOTE 16 COMMITMENTS

a) "ETI" is committed to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement with "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

NOTE 17 CONTINGENT LIABILITY

In 1993 the Company's then wholly-owned U.S. subsidiary Paladin Fuel Technology, Inc. received a notice of violation from the Kentu cky Department of Enviromental Protection in respect of the disposal of waste products and coal slurry onto certain lands owned by the U.S. Subsidiary in Shelby County, Kentu cky. In 1995 the Commonwealth of Kentucky commenced an action against the U.S. Subsidiary in respect of unpaid property taxes on the Lands. The Company understands that the U.S. Subsidiary has been subsequently dissolved by the Secretary of the State of Delaware for failure to pay its annual taxes. None of the Company's current directors or officers were involved with the previous activities of Paladin, however, it is current management's understanding that Paladin was transferred to a third party prior to its being dissolved and accordingly the Company takes the postion that it is not responsible for any debts or liabilities of the U.S. Subsidiary. There is a risk, however, that a court could hold otherwise in which event it is management's understanding that the current value of the Lands is in excess of the estimated costs of reclamation and any outstanding property taxes.

PRIMA DEVELOPMENTS LTD. SCHEDULE 1

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

JUNE 30, 2001

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	$ 5,978	$ 2,525	$
Provision	-	615	(615)	615
Closing Balance	8,503	6,593	1,910	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	14,030	15,442	
Provision	-	2,888	(2,888)	2,888
Closing Balance	29,472	16,918	12,554	
AUTOMOBILE				
Opening Balance	7,540	3,390	4,150	
Provision	-	1,245	(1,245)	1,245
Closing Balance	7,540	4,635	2,905	
LEASEHOLDS				
Opening Balance	13,601	11,794	1,807	
Provision	-	1,807	(1,807)	1,807
Closing Balance	13,601	13,601	-	
MANUFACTURING EQUIPMENT				
Opening Balance	67,825	52,462	15,363	
Additions	2,000	-	2,000	
Provision	-	347	(347)	347
Closing Balance	69,825	52,809	17,016	
TOTAL TO JUNE 30, 2001	$ 128,941	$ 94,556	$ 34,385	$ 6,902

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD. SCHEDULE 2

COST OF GOODS SOLD AND CONSULTING FEES

JUNE 30, 2001

COST OF SALES CONSISTS OF THE FOLLOWING:

	2001	2000
Purchases	$ 278,031	$ 124,582
Freight	4,829	6,235
	$ 282,860	$ 130,817

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2001	2000
Sales and marketing	$ 131,977	$ 111,523
Computer consulting	1,870	36,750
Project consulting	32,700	14,000
Business consulting	5,865	3,000
Investment fees	4,100	2,150
Casual labour	-	3,790
	$ 176,512	$ 171,213

See accompanying notes to the audited financial statements.